UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  4)



                      Poore Brothers, Inc.
_____________________________________________________________________________
                        (Name of Issuer)


                          Common Stock
_____________________________________________________________________________
                 (Title of Class of Securities)


                           732813100
                         (CUSIP Number)

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                              13G
CUSIP No.  732813100
_____________________________________________________________________________
 1. NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.

    Renaissance Capital Growth and Income Fund III, Inc.   75-2533518
_____________________________________________________________________________
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)
    (b)
_____________________________________________________________________________
 3. SEC USE ONLY

_____________________________________________________________________________
 4. CITIZENSHIP OR PLACE OF ORGANIZATION
    Texas
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
 5. SOLE VOTING POWER
    2,051,357 shares
_____________________________________________________________________________
 6. SHARED VOTING POWER
    None
_____________________________________________________________________________
 7. SOLE DISPOSITIVE POWER
    2,051,357 shares
_____________________________________________________________________________
 8. SHARED DISPOSITIVE POWER
    None
_____________________________________________________________________________
 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,051,357 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not applicable
_____________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    13.59%
_____________________________________________________________________________
12. TYPE OF REPORTING PERSON
    IV
_____________________________________________________________________________
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ITEM 1.
    a, b   Poore Brothers, Inc.                                   ("Company")
           3500 South Lc Cometa
           Goodyear, AZ  85338

ITEM 2.
    (a)    Name of Person Filing
           Renaissance Capital Growth and Income Fund III, Inc.   ("Filer")

    (b) Address of principal Business Office or, if none, Residence 8080 N. Central Expwy., Suite 210, LB 59
           Dallas, TX 75206-1857

    (c)    Citizenship
           Texas

    (d)    Title of Class of Securities
           Common Stock

    (e)    CUSIP Number
           75966V105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a) ______ Broker or Dealer registered under Section 15 of the Act

    (b) ______ Bank as defined in section 3(a)(6) of the Act

    (c) ______ Insurance Company as defined in section 3(a)(19) of the Act

    (d)    X   Investment Company registered under section 8 of the Investment
        ______ Company Act

    (e) ______ Investment Adviser registered under section 203 of the Investment
               Advisers Act of 1940

    (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

    (g) ______ Parent Holding Company, in accordance with section 240.13d-1(b)
               (ii)(G)(Note: See Item 7)

    (h) ______ Group, in accordance with section 240.13d-1(b)(1)(ii)(H)
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ITEM 4.  Ownership.

    (a)  Amount Beneficially Owned:
         At January 1, 1999, the Filer owned a 9% Convertible Debenture in the amount of $1,718,094, which matures May 31, 2002, convertible into 1,718,094 shares of the Company's common stock and warrants to purchase 25,000 shares of the Company's common stock on or before July 1, 2002. On January 12, 1999, the Filer received 183,263 shares of the Company's common stock for prepayment of interest. On November 15, 1999, the Company converted 50% of the debentures. This transaction gives the Filer $859,047.09 of 9% Convertible Debentures which mature December 31, 2000, convertible into 859,047 shares of common stock and 859,047 shares of the Company's common stock. At this same time for prepayment of interest, the Company issued the Filer 30,000 shares of common stock and a warrant to purchase 60,000 shares of the Company's common stock at an exercise price of $1.50 per share for a term that expires July 1, 2002. On June 28, 2000 Robert C. Pearson assigned his stock options to acquire common stock of Poore Brothers, Inc. (issued to him in consideration of his services as director) to Renaissance Capital Growth & Income Fund III, Inc. Options vesting 6/12/98 with an exercise price of $3.0625 are for 15,000 shares; options vesting 5/14/99 with an exercise price of $1.3125 are for 10,000 shares; and options vesting 12/13/00 with an exercise price of $1.50 are for 10,000 shares. All options are for a five year term. On December 31, 2000, the Company converted its remaining $859,047.09 9% Convertible Debenture into 859,047 shares of common stock. Thus the Filer owns 2,051,357 shares of the Company's common stock on a fully converted basis. All positions are convertible or exercisable within sixty days. The Investment Advisor is Renaissance Capital Group, Inc., which is also the Investment Manager for Renaissance US Growth and Income Trust PLC, which also owns securities of Poore Brothers, Inc.

    (b)  Percent of Class
         13.59%

    (c)  Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:    2,051,357 shares
          (ii) shared power to vote or to direct the vote:   None
         (iii) sole power to dispose or to direct the disposition of:
               2,051,357 shares
          (iv) shared power to dispose or to direct the disposition of:   None

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
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         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 9, 2001         /S/ Russell Cleveland
                          ____________________________________________________
                                    Signature
                          Russell Cleveland, President and CEO
                          Renaissance Capital Growth and Income Fund III, Inc.
                          ____________________________________________________
                                   Name and Title
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